

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   July 15, 2009

William H. Hernandez
Chief Financial Officer
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

> **Re: PPG Industries, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 6, 2009**
> **File No. 001-01687**

Dear Mr. Hernandez:

We have completed our review of your Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to the undersigned at (202) 551-3235.

Sincerely,

Jessica S. Kane
Staff Attorney